SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 23, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

A NEW **COPEL**
FOR THE **NEW TIMES**

Daniel Pimentel Slaviero
Chief Executive Officer
March, 2021

Integrated Company



Hydro Plants
Energy Distribution
Wind Farms
Substation
Transmission Lines

R$ 38.8k

GDP per capita (vs R$33.6k Brazilian average)[1]

0.749

HDI (vs 0.699 from Brazil)[2]

10.1%

Unemployment rate (vs 14.1% in Brazil)[1]



Commercialization
+12,450 GWh 2020 energy sold
Distribution
+4.7mm customers
Generation
+6,400 MW of installed capacity in operation
Transmission
+5,322 km of lines

- Source: IBGE and ONS
- Note: (1) As of Dec-2020; (2) As of 2010; (3) As of 2018

LEGACY

Migration to B3 Level 2

Full Tariff Readjustments

UNITs

BoD Independent Members

3 BoD Advisory Committees

Focus on Core Business


COPEL
PARANÁ

R$ 2.395 billion

Premium of R$1 billion

COPEL
Pura Energia

A NEW **COPEL**
FOR THE **NEW TIMES**

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer
March, 2021

EBITDA & Net Profit

Best result in the history of Copel, with an operational cash generation of **R$5.1 billion** in 2020...



R$ million
EBITDA
+32%
1,044
1,377
4T19
4T20
+29%
4,285
5,523
2019
2020
NET PROFIT
+88%
596
1,123
4T19
4T20
+90%
2,063
3,910
2019
2020

R$ 5.5 billion in 2020 of **EBITDA** **(+29% vs. 2019)**

R$ 3.9 billion in 2020 of **Net Profit** **(+90% vs. 2019)**

Note: It Includes discontinued operations of CTE (Copel Telecom)

Future Vision – Optimizing the Capital Structure

Increased **Competitiveness** in New Projects and Greater **Return** to Shareholders…

Suitable Capital Structure

- Capital cost
- Investment & Internal Rate of Return levels
- Funding Sources
- Shareholder remuneration

Appropriate leverage reduces the Capital Cost of business

Future Vision – Suitable Capital Structure

Leverage of **2.7x as limit and target**...

Different methods indicate an optimal capital structure with 35% to 40% debt and leverage between 2.3 and 2.8X

Methodology

1. Regulatory capital structure
2. Research with investment analysts
3. Benchmarking of sector companies
4. Sensitivity analysis
5. Debt service coverage



Divida líq/EV
0%
100%
38% 42%
T e G
D
33% 40%
40%
60%
30% 40%
35%
42%
Divida líq/Ebitda
0x
5x
3.0x
2.0x
3.0x
2.3x
3.5x
2.0x
2.8x
2.3x
2.8x

D/EV: 35%-40%

D/Ebitda: 2.3x-2.8x

Future Vision – New Dividend Policy

Dividends of 2020 **in accordance with the New** Dividend **Policy**

...

Thousands of reais

Leverage (Net Debt/EBITDA)



3.1
2.0
1.3
2018
2019
2020

Net Profit for the Period



1,444
2,063
3,909
2018
2019
2020

*Discounted Cash Flow (DCF)**



880
2,840
3,486
2018
2019
2020

Dividends of R$2.5 billion (Yield > 13%)
(Payout of 65% of LL)

* *DCF = Operating Cash Generation, less CAPEX*

Future Vision – Potential Leverage

There is potential **additional CAPEX** beyond the regular dividend from the new policy...



Leverage
(Net Debt/EBITDA)
3.1
2.0
1.3
2018
2019
2020
Limit
&
Target
~2.7x
~ 1.4x
~ 1.3x
R$ ~6.9 bi
• CAPEX
• Dividends

Future Vision – Potential Valuation of Copel

Stock presents **potential for appreciation** in all market multiples...



R$/CPLE3
8
7
6
5
4
3
2
mar-19
jun-19
out-19
jan-20
abr-20
ago-20
nov-20
mar-21
COPEL
Valor Patrimonial por Ação
7,40
6.86

But with multiples lower than the average of its segments



EV/EBITDA 21E
5.2x
9.3x
7.3x
10.3x
COPEL
Average of power transmission companies
Average of power distribution companies
Average of power generation companies

Return greater than Comparable



Dividend Yield 21E
8.4%
5.7%
2.8%
4.4%
COPEL
Average of power transmission companies
Average of power distribution companies
Average of power generation companies

Sources: Factset in 03/19/2021 and Companies information

Notes: (1) We consider the average of the multiples of listed companies; Alupar, TAESA, CTEEP for Average Transmission Companies, Energisa, Equatorial, Light for Average Distribution Companies and Engie Brasil Energia, CESP, Eneva, AES Tietê, Ômega Geração for Average Generation Companies.

Future Vision – Potential Valuation of Copel

Sum of Copel's Businesses **far above the current price**

Re-Rating of Company Value per Segment[1]
R$mm



Distribution Companies Average
@EV/EBITDA 7,3x
12.855
Transmission Companies Average
@EV/EBITDA 9,3x
6.298
GenCo Average
@EV/EBITDA 10,3x
25.893
Generation
Distribution
Transmission

Share Price Discount for Segment Re-Rating
R$/CPLE6



45.046
14.03
+100,7%
6.99
Potential Re-rating
Re-rating Price
Price Screen

Sourcess: Factset in 03/19/2021

Notes: (1) We considered EBITDA 21E of 4.952mm according to the Factset projections and apportionment among the segments according to the representativity of each segment in the current EBITDA

COPEL
Pura Energia

A NEW **COPEL**
FOR THE **NEW TIMES**

Cassio Santana da Silva
Chief Business Development Officer
March, 2021

Investment Policy

Assets	Source	Source
Transmission	Hydroelectric power plant	Photovoltaic power station

Source	Type	Energy	Location	Size
wind power plants	Brownfield	Projects with a PPA	Rio Grande do Norte	< than 150 MW
				> than 150 MW
			Other States	< than 150 MW
				> than 150 MW
	Greenfield	Projects with a PPA	Rio Grande do Norte	< than 150MW
				> than 150 MW
			Other States	< than 150 MW
				> than 150 MW
		Projects without a PPA	Rio Grande do Norte	< than 150 MW - conditioned to PPAs
				> than 150 MW - conditioned to PPAs
			Other States	< than 150 MW conditioning to PPAs
				> than 150 MW conditioning to PPAs

Investment and Innovation Committee


Strategic Investment
Risk Advisory Services
Financial Structuring Advisory
Innovation Investment
Operational Investment
Modeling Advisory Services

Investment and Innovation Committee

Operational

Regulated Business
Long Term Concession
100% Prudent Investments
Low default
Operates above the Regulatory EBITDA

Strategic

Brownfields
Renewable
Synergic to Footprint
Greenfields - Auctions and a PPA with Copel
Mercado Livre

Innovation

Open Innovation Program
Completion of Public Call
Dedicated Budget
Pitch Day is scheduled

A NEW **COPEL**
FOR THE **NEW TIMES**

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer
March, 2021

Capital Allocation – Internal Rate of Return Definition

Minimum WACC + Spread (according to project characteristic)


Minimum WACC
Tra < Dis < Gen
regulatory benchmark
+
Spread
Operational Stage
Brownfield
Greenfield
Synergy
with
without
Revision & Decision
Investment Committee
+
Board of Directors

COPEL
Pura Energia

A NEW **COPEL**
FOR THE **NEW TIMES**

Vicente Loiácono Neto
Chief Governance, Risk and Compliance Officer

March, 2021

General Guidelines



E

- ❑ Carbon Neutrality Plan
- ❑ Renewable energy certificate
- ❑ Joined the TCFD - Task Force On Climate Related Disclosures
- ❑ 2020 - Concept B CDP (Carbon Disclosure Project
- ❑ B3 Carbon Efficient Index (ICO2)



S

- ❑ COVID 19 Emergency Committee
- ❑ Diversity Program and Permanent Commission for the Promotion of Diversity
- ❑ Human Rights Policy
- ❑ Eletrocidadania - Volunteer Program


EMPRESA
PRÓ
ÉTICA
2018-2019





G

- ❑ Corporate Governance Policy – updated ByLaws
- ❑ Corporate Integrity
- ❑ Energy tariff protection
- ❑ The company received the Pro-Ethics Seal 2018-2019
- ❑ The company received the B3's State Government Seal

- ❑ The company has been listed on the B3 Corporate Sustainability Index since 2005
- ❑ Joined the SDG Ambition in 2020
- ❑ Signed the UN Global Compact in 2000
- ❑ SDG Priorities


7
8
9
11
13

Ambiental

Sustainable Development Committee



REC

Renewable Energy Certificate



Carbon Neutrality Plan

- Science-based Goals

Plans to neutralize Greenhouse Gas emissions until 2030



TCFD

Task Force On Climate Related Disclosures

Analyze climate risks

Variable remuneration linked to social and environmental targets -2022

Corporate Governance
At Copel, integrity is non-negotiable


Policies and Procedures
Risk analysis
Communication and Training
leadership and structure
Monitoring
COMPLIANCE
COPEL
DOING RIGHT IS IN OUR DNA

COPEL
Pura Energia

A NEW **COPEL**
FOR THE **NEW TIMES**

Ana Letícia Feller
Chief Business Management Officer
March, 2021


Mindset Shift
People at the center of the change
Focus on results
Innovation
Integration
Meritocracy
Policy
Digital
Transformation
Organizational
Culture Movement


Mindset Shift
People at the center of the change
Focus on results
Innovation
Integration
Meritocracy
Policy
Digital
Transformation
Organizational
Culture Movement


Mindset Shift
People at the center of the changes
Focus on results
Innovation
Integration
Meritocracy
Policy
Digital
Transformation
Organizational
Culture Movement



Mindset Shift
People at the center of the changes
Focus on results
Innovation
Integration
Meritocracy Policy
Digital Transformation
Organizational Culture Movement


COPEL
Pura Energia


DIRETOR
DIRETOR










Great Place To Work.

Personnel Development

Leadership

People Development and Succession Planning

Investment in the development of the company's technical staff

R$ 6 million/year

UniCopel

UNICOPEL

COPEL

Pura Energia

A NEW **COPEL**
FOR THE **NEW TIMES**

Maximiliano Andres Orfali

Chief Subsidiary Officer of Copel Distribuição S.A.

March, 2021

EBITDA



1,357
Efficiency
16.2%
511
First quarter 2018
Fourth quarter 2020

DEC - Equivalent Interruption Duration per Consumer



-24%
10.29
9.10
7.81
2018
2019
2020

Annual Investment Budget (R$)



469
527
783
1,027
R$ 1.2 bi
2017
2018
2019
2020
2021

Transformation Program

Programa transformAÇÃO

REDE ELÉTRICA INTELIGENTE

Smart Grid


2nd stage
78 municipalities
1 million energy consumer units
36 months
1st stage
73 municipalities
462 thousand energy consumer units
24 months
R$ 820 million


PARANÁ TRIFÁSICO
3,300 km
R$ 2.1 billion

A NEW **COPEL** FOR THE **NEW TIMES**

Moacir Carlos Bertol

Chief Subsidiary Officer of Copel Geração e Transmissão S.A.

March, 2021

Construction works in progress

- Bela Vista Power Plant: an investment of R$ 217 MM. Expected to be completed before the start of supply.
- Jandaíra Wind Complex: an investment of R$ 400 MM. Expected to be completed before the start of supply.
- To be carried out soon the transmission line energization test of LT 500 kV Blumenau - Curitiba Leste. Lot E. An investment of 524 MM.



PCH Bela Vista 29.8 MW



Jandaíra Wind Complex 90.1 MW. Excavations



LT 500 kV – Blumenau – Curitiba Leste

Project Management Institute.

Araucária thermoelectric plant

- Almost uninterrupted power generation between October/20 and March/21 in the various modalities.
- Existing Power Purchase Auctions "A-4" and "A-5", July 2021.
- Law no. 14,140/2021 (Provisional Legal Measure - MP 998), authorized the bidding for capacity reserve contracting in the 2 nd half of 2021.



Contracting Level and GSF


R$ 200.78
R$ 183.70
R$ 181.94
R$ 183.36
R$ 183.33
14.3%
61.8%
23.9%
9.1%
67.3%
23.7%
17.1%
15.0%
44.7%
23.1%
19.3%
15.0%
33.2%
32.5%
29.8%
15.0%
24.3%
30.9%
2020
2021
2022
2023
2024
Regulated energy market
Free energy market
GSF hedge
Available energy

Assured Energy (MWm)				
2,504	2,527	2,585	2,393	1,981

- 15% reserve for GSF 15% risk management. Energy not available for commercialization.
- Reserve for sale in the A+1 Free Contracting Environment, up to R$ 20/MWh higher than A+2, A+3 and A+4.
- Agility in the purchase and sale of energy in intra annual risk management. Partnership Copel GeT and Copel Mercado Livre.

A NEW **COPEL**
FOR THE **NEW TIMES**

Franklin Kelly Miguel
Chief Subsidiary Officer of Copel Mercado Livre
March, 2021

Copel Mercado Livre (Copel Free Market) growth



exame
MELHORES DE
ENERGIA
1º Comgás
2º Copel Energia
3º CPFL Brasil

*Copel Mercado Livre was awarded for "**business success and market competition with competitors**"*

22 states



12% of the special consumer market

6% of the free consumer market

7% of the final consumer market

3% of the energy traded in the free contracting environment



2nd
8th
7
21
303
127
742
263
963
364
1,385
827
2,302
1,764
2016
2017
2018
2019
2020
2021
Sale (MW average)
End customers



Digital transformation
2022
AI
2021
SAP
Customers
Processes
Business model
PORTAL
CRM
RPA
TELEMETRY
CONTRACTS
CHATBOT
RPA
PIX
electronic payment method